SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                             ______________

                              FORM 11-K

                            ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934



              (Mark One):

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended        December 31, 1996
                                          ---------------------------
                                       OR

[ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from           to
                                                ----------   ---------

                          Commission File Number  1-4085



                 POLAROID PROFIT SHARING RETIREMENT PLAN
        __________________________________________________________

              (Full title of the plan; address is the same as
                     that of the issuer named below)



                           POLAROID CORPORATION
                            549 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS  02139
          __________________________________________________________
_____________

            (Name of issuer of securities held pursuant to the plan
                and the address of its principal executive office)

                 POLAROID PROFIT SHARING RETIREMENT PLAN

         INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES


                                                               Page
                                                               ----


Report of Independent Accountants. . . . . . . . . . . . . . . F-1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits -
         as of December 31, 1996 and 1995  . . . . . . . . . . F-2

Statement of Changes in Net Assets Available for Benefits  -
         Years ended December 31, 1996 and 1995  . . . . . . . F-3

Notes to Financial Statements. . . . . . . . . . . . . . . . . F-4

SUPPLEMENTARY SCHEDULES

Item 27a - Form 5500:
         Schedule of Assets Held for Investment Purposes -
                  as of December 31, 1996 . . . . .  . . . .  F-10

Item 27d - Form 5500:
         Schedule of Reportable Transactions
                  Year ended December 31, 1996  . . . . . . . F-17





                               EXHIBIT INDEX


Exhibit 23     Consent of KPMG Peat Marwick LLP.

                            SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            POLAROID PROFIT SHARING RETIREMENT PLAN
                             ----------------------------------------
                            (Name of plan)







July 28, 1997                  /s/ William J. O'Neill, Jr.
-----------                  ----------------------------------------
                                 William J. O'Neill, Jr.
                                 Chairman
                                 Fund Manager

                       Independent Auditors' Report
                        -----------------------------


The Board of Trustees
Polaroid Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Polaroid Profit Sharing Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in the net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             /s/ KPMG Peat Marwick LLP


June 6, 1997

               POLAROID PROFIT SHARING RETIREMENT PLAN

            Statements of Net Assets Available for Benefits

                   December 31, 1996 and 1995



          Assets                           1996            1995
          ------                           ----            ----

Investments (note 4)                  $ 539,321,614    534,316,919
Receivables:
  Accrued interest and dividends          1,148,251      1,647,442
  Due from investments sold                 427,639         69,943
                                        -----------    -----------
           Total receivables              1,575,890      1,717,385
                                        -----------    -----------
           Total assets                 540,897,504    536,034,304
                                        -----------    -----------


          Liabilities
          -----------

Administrative fees payable                 195,917         87,330
Income distribution payable                 284,977        287,869
Payable for investments purchased           498,635      2,034,126
                                        -----------    -----------
           Total liabilities                979,529      2,409,325
                                        -----------    -----------

Net assets available for benefits     $ 539,917,975    533,624,979
                                        ===========    ===========


See accompanying notes to financial statements.

                  POLAROID PROFIT SHARING RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Benefits

                  Years Ended December 31, 1996 and 1995


                                              1996           1995
                                              ---            ----
Additions to net assets attributed to:
  Contributions:
     Employee 401(k) contributions        $ 15,632,193    20,356,830
     Employee voluntary contributions          289,837     1,129,820
     Rollover contributions                    524,435       564,255
                                            ----------    ----------
             Total contributions            16,446,465    22,050,905
                                            ----------    ----------
  Investment income:
     Dividends                              29,259,248    23,037,119
     Interest                                8,486,533     9,715,213
     Net appreciation in fair market
       value of investments (note 4)        27,730,850    70,149,670
                                            ----------    ----------
             Total investment income        65,476,631   102,902,002
                                            ----------    ----------
             Total additions                81,923,096   124,952,907
                                            ----------    ----------
Deductions from net assets attributed to:
  Benefit payments                          74,769,644    47,154,827
  Administrative fees                          860,456       862,791
                                            ----------    ----------
             Total deductions               75,630,100    48,017,618
                                            ----------    ----------
             Net increase in net assets      6,292,996    76,935,289

Net assets available for benefits:
  Beginning of year                        533,624,979   456,689,690
                                            ----------    ----------
  End of year                            $ 539,917,975   533,624,979
                                           ===========   ===========


See accompanying notes to financial statements.

                POLAROID PROFIT SHARING RETIREMENT PLAN

                     Notes to Financial Statements

                     December 31, 1996 and 1995


(1)   Plan Description

      The Polaroid Profit Sharing Retirement Plan (the "Plan") is a defined contribution plan sponsored by Polaroid Corporation (the "Company") covering substantially all domestic employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets are held in safekeeping under a master trust contract with the Trustee, Boston Safe Deposit and Trust Company. Fidelity Investments serves as a secondary trustee of the Plan assets. The investment advisors for the Plan are Fidelity Investments, Merganser Capital Management Corporation, and Mellon Bank, N.A.

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions:

      (a) Employee 401(k) Contributions
      Employees may make elective pre-tax contributions of up to 14 percent of their pre-tax compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $150,000.

      (b) Employee Voluntary Contributions
      Employees may voluntarily elect to make after-tax contributions of up to 10 percent of their compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $150,000.

      (c) Participation and Vesting
      Employees become participants upon their first day of employment and are 100 percent vested in their accounts at all times.

      (d) Benefits
      Participants with account balances over $3,500 can elect to have benefits paid in the form of a life annuity, a lump sum cash payment, periodic installments, or stock for the stock portion of the payment. Participants with accounts balances of $3,500 or less, will receive their benefits in the form of a lump sum cash payment. A lump sum distribution is also mandated to alternate payees who have received a finalized qualified domestic relations order.

      (e) Administrative Expenses
      Administrative expenses are paid by the Plan unless the Company elects to pay them. In 1996 and 1995, this election was not made.

      (f) Participant Loans
      Active employees of the Company who participate in the Plan are eligible to take a loan from their account balance. Participants may borrow up to 50% of their account balance, subject to a $1,000 minimum and $50,000 maximum loan amount. Loan balances are repaid through after-tax payroll deductions and interest is charged on outstanding loan balances at a rate of prime plus 1% (8.25%-8.5% in 1996 and 8.5%-9.0% in 1995).

     (Continued)

                 POLAROID PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements


      (g) Participant Accounts
      A separate account is established for each participant at the time of enrollment in the Plan. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances. The participant's contribution is credited in accordance with the directions given by the participant in one or more of the following funds:

      (h) Related Party Transactions
      Certain Plan investments are shares of funds managed by Boston Safe Deposit and Trust Company or Fidelity Investments. Boston Safe Deposit and Trust Company is the trustee and Fidelity Investments is the secondary trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

      Merganser Money Market Fund
      ---------------------------
      The Fund's goal is to obtain the highest level of current income possible, consistent with the preservation of capital and a stable share price. The Fund invests in the highest quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, certificates of deposit, and U.S. government obligations.

      Fidelity Retirement Money Market Portfolio
      ------------------------------------------
      The Fund strives to provide current income while maintaining a stable investment value. It invests in high quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

      Merganser Conservative Bond Fund
      --------------------------------
      The Fund's goal is to earn returns that exceed inflation over a market cycle with a low variability of returns and low risk of principal loss. The Fund will maintain an average maturity of less than three years and will invest in a diversified selection of fixed-income securities of investment grade quality. The Fund was formerly known as the Stable Income Fund.

      Fidelity Investment Grade Bond Fund
      -----------------------------------
      The Fund seeks a rate of current income consistent with reasonable risk. It invests in a broad array of fixed-income securities with at least 65% of the Fund invested in debt securities.

      Mellon/Merganser Balanced Fund
      ------------------------------
      The Fund is designed to provide long-term growth through interest and dividend income, plus appreciation from stocks. The Fund invests approximately 50% of its assets in a S&P 500r index, and 50% in high quality bonds.

      Fidelity Growth & Income Portfolio
      ----------------------------------
      The Fund seeks to provide long-term growth, current income, and growth of income consistent with reasonable risk through investment in mostly equity securities, from both the U.S. and abroad, that offer growth of earnings while paying current dividends.

      Fidelity Puritan(R) Fund
      ----------------------
      The goal of the Fund is to provide as much income as possible while preserving the value of the investments. Investments are made across a variety of companies and industries, and its selection of high yielding securities includes all types of common and preferred stocks as well as bonds.

(Continued)

                  POLAROID PROFIT SHARING RETIREMENT PLAN

                      Notes to Financial Statements


      Mellon Common Stock Fund
      ------------------------
      The Fund is designed to provide long-term growth of capital through investment in companies that comprise the S&P 500(R).

      Fidelity Blue Chip Growth Fund
      ------------------------------
      The Fund seeks growth through investment in common stocks of well-known, established growth companies that are generally considered industry leaders.

      Fidelity Contrafund
      -------------------
      The Fund is considered an aggressive growth fund and seeks to achieve its objective of long-term capital growth by investing primarily in common stocks from companies both in the U.S. and abroad, which the Fund's manager believes are undervalued or out of favor.

      Fidelity Magellan(R) Fund
      -----------------------
      As an aggressive growth fund, the Fund attempts to achieve long-term capital growth through investment in common and preferred stocks of all types of companies in the U.S. and abroad.

      Fidelity International Growth & Income Fund
      -------------------------------------------
      The Fund seeks both capital growth and current income through investment in companies who mostly operate outside the United States.

      Fidelity Overseas Fund
      ----------------------
      The Fund seeks capital growth through investment in common stock, convertible securities, and debt instruments of companies that have their principal business activity outside of the United States.

      Mellon Asset Managed Fund
      -------------------------
      The Fund strives for long-term growth through investments in stocks, bonds, and money market investments.

      Fidelity Asset Manager TM
      -------------------------
      The Fund is designed to provide a high total return with reduced risk over the long term. It is an aggressively managed asset allocation fund with holdings in domestic and foreign (including emerging markets) stocks, bonds, and short term investments.

      Polaroid Stock Fund
      -------------------
      The assets of the Fund are invested in Polaroid Corporation common stock. Participants may no longer designate contributions into this Fund. Participants who are 55 or over may transfer amounts from this Fund into other funds.

(2)   Summary of Significant Accounting Policies

      (a) Basis of Presentation
      The accompanying financial statements have been prepared on an accrual basis. Benefits payable at year-end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

(Continued)

                  POLAROID PROFIT SHARING RETIREMENT PLAN

                      Notes to Financial Statements


      (b) Investments
      Investments are stated at fair market value. The fair market value of marketable securities is based on quotations obtained from national securities exchanges. Certain short-term obligations are valued at cost, which when combined with accrued interest receivable approximates fair market value. Participant loans are valued at cost which approximates fair market value.

      Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

      Net appreciation or depreciation of investments includes both realized and unrealized gains and losses.

      (c) Payment of Benefits
      Benefits are recorded when paid.

(3)   Federal Income Tax

      On September 12, 1995, the Internal Revenue Service (the "IRS") issued a Determination letter which stated that the Plan and its underlying Trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code.

(4)   Investments

      The following table presents investments at fair market value. Investments that represent 5 percent or more of the Plan's net assets are separately identified:

                                                  1996        1995
                                                  ----        ----

      U.S. Government and Agency Obligations $ 8,001,109   10,019,489
      Certificates of Deposit                    500,753    2,013,750
      Short-term Corporate Debt               57,573,980   48,571,399
      Long-term Corporate Debt                49,656,651   57,430,643
      Other Investments                        5,172,350    4,804,025
      Polaroid Corporation Common Stock       12,930,636   15,789,661
      Pooled Funds
        Mellon Daily Opening Asset
               Allocation Fund                85,166,644   86,141,912
        Mellon Daily Opening Stock
               Index Fund                     48,689,801   43,258,750
        Other pooled funds                     3,208,286    5,519,314
      Mutual Funds:
        Fidelity Contrafund                   47,035,438   36,197,326
        Fidelity Magellanr Fund               27,855,305   35,049,462
        Fidelity Puritanr Fund                31,292,301   30,860,380
        Fidelity Blue Chip Growth Fund        45,293,675   50,724,867
        Fidelity Growth & Income Portfolio    40,990,730   28,344,192
        Other mutual funds                    64,419,257   68,037,428
      Participant Loans                       11,534,698   11,554,321
                                             -----------  -----------
             Total investments             $ 539,321,614  534,316,919
                                             ===========  ===========

(Continued)

                  POLAROID PROFIT SHARING RETIREMENT PLAN

                    Notes to Financial Statements


    Net appreciation (depreciation) in fair market value of investments for the years ended December 31, 1996 and 1995, is as follows:

                                                1996           1995
                                                ----           ----
      U.S. Government and Agency Obligations $ 61,199       833,264
      Certificates of Deposit                 (13,750)       22,842
      Short-term Corporate Debt               143,239        88,493
      Long-term Corporate Debt               (255,829)    2,540,099
      Municipal Debt Obligations                    -       199,443
      Polaroid Corporation Common Stock    (1,291,483)    4,973,742
      Pooled Funds                         17,089,303      (179,326)
      Mutual Funds                         11,998,171    61,671,113
                                           ----------    ----------
        Net appreciation of investments  $ 27,730,850    70,149,670
                                           ==========    ==========


(5) Unit Valuation

     Participants' accounts are maintained on the "unit accounting" concept. Unit values and the total units (in 000s) used in valuing participants' accounts for each quarter since December 31, 1995 are listed below.

                         Merganser Money       Fidelity Retirement
                          Market Fund         Money Market Portfolio
                         ----------------     ----------------------
                                    Unit                  Unit
                         Units      Value       Units    Value

    December 31, 1995    52,393   $ 1.00       26,710   $ 1.00
    March 31, 1996       49,506     1.00       24,391     1.00
    June 30, 1996        47,721     1.00       23,404     1.00
    September 30, 1996   51,080     1.00       25,450     1.00
    December 31, 1996    56,670     1.00       26,225     1.00


                      Merganser Conservative  Fidelity Investment
                           Bond Fund            Grade Bond Fund
                         ----------------     ----------------------
                                    Unit                  Unit
                         Units      Value       Units    Value

    December 31, 1995     5,144   $ 1.00       1,427   $ 1.00
    March 31, 1996        4,853     1.00       1,461     1.00
    June 30, 1996         4,507     1.00       1,368     1.00
    September 30, 1996    4,414     1.00       1,305     1.00
    December 31, 1996     4,291     1.00       1,251     1.00



                        Mellon/Merganser        Fidelity Growth &
                          Balanced Fund         Income Portfolio
                        ----------------     ----------------------
                                    Unit                  Unit
                         Units      Value       Units    Value

   December 31, 1995     2,853    $ 12.46       1,048  $ 27.05
   March 31, 1996        2,727      12.84       1,171    28.40
   June 30, 1996         2,570       13.22       1,275    29.32
   September 30, 1996    2,532       13.55       1,322    28.98
   December 31, 1996     2,472       14.38       1,334    30.73


                            Fidelity               Mellon Common
                           Puritan(R) Fund          StockFund
                         ----------------     ----------------------
                                    Unit                  Unit
                         Units      Value       Units    Value

   December 31, 1995     1,814     $ 17.01       1,872  $ 13.40
   March 31, 1996        1,765        17.64       1,841    14.10
   June 30, 1996         1,728        17.68       1,853    14.71
   September 30, 1996    1,836        16.48       1,865    15.16
   December 31, 1996     1,815       17.24       1,872    16.40




                          Fidelity Blue Chip         Fidelity
                            Growth Fund             Contrafund
                         ----------------     ----------------------
                                     Unit                  Unit
                         Units      Value       Units     Value

   December 31, 1995     1,649     $ 30.77       952     $ 38.02
   March 31, 1996        1,525       31.32     1,008       38.14
   June 30, 1996         1,403       32.23     1,120       39.34
   September 30, 1996    1,444       30.89     1,100       40.54
   December 31, 1996     1,386        32.69     1,116       42.15




                            Fidelity           Fidelity International
                         Magellan(R) Fund       Growth & Income Fund
                         ----------------     ----------------------
                                      Unit                  Unit
                         Units       Value       Units     Value

    December 31, 1995    408       $ 85.98         326    $ 17.95
    March 31, 1996       393         87.51         343      18.26
    June 30, 1996        410         74.80         322      18.87
    September 30, 1996   369         76.05         311      19.11
    December 31, 1996    345         80.65         304      19.55

     (Continued)

                  POLAROID PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements

                           Fidelity                Mellon Asset
                          Overseas Fund             Managed Fund
                         ----------------     ----------------------
                                      Unit                  Unit
                         Units       Value       Units     Value

   December 31, 1995     251       $29.07        6,500   $ 13.35
   March 31, 1996        273        30.12        6,297     13.72
   June 30, 1996         287        31.18        5,907     14.06
   September 30, 1996    290        31.41        5,735     14.46
   December 31, 1996     289        30.84        5,528     15.45

                             Fidelity                Polaroid
                           Asset ManagerTM           Stock Fund
                         ----------------     ----------------------
                                      Unit                  Unit
                         Units       Value       Units     Value

   December 31, 1995       1,113     $ 15.85      1,117     $ 14.23
   March 31, 1996          1,004       16.01      1,065       13.56
   June 30, 1996             937       16.27      1,023       13.80
   September 30, 1996        899       16.49      1,004       13.35
   December 31, 1996         876       16.47        981       13.25

(6)   Plan Termination

      Although it has expressed no intent to do so, the Company has the right under the Plan to terminate the Plan. If the Plan were terminated, all participants would remain 100 percent vested in their accounts. Upon termination of the Plan, all accounts would be distributed to the participants or their beneficiaries.

(7)   Plan Amendments

      The Plan may be amended at any time by the Company. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage on that account. In addition, notices of all amendments shall be given in writing to each participant, or beneficiary of deceased participants of the Plan.

     (Continued)

               POLAROID PROFIT SHARING RETIREMENT PLAN

                       Notes to Financial Statements


(8)   Net Assets Available for Benefits by Fund as of December 31, 1996:


                                                     Fidelity
                                     Merganser       Retirement
                                     Money Market    Money Market
                                        Fund          Portfolio
                                      ----------     ----------
Assets:
Investments                         $ 57,026,508     26,224,737
Receivables:
   Accrued interest and dividends        390,977          -
   Due from investments sold             236,727          -
                                      ----------     ----------
          Total receivables              627,704          -
                                      ----------     ----------
          Total assets                57,654,212     26,224,737
                                      ----------     ----------

Liabilities:
Administrative fees payable              195,921          -
Income distribution payable              284,977          -
Payable for investments purchased        503,467          -
                                      ----------     ----------
           Total liabilities             984,365          -
                                      ----------     ----------
Net assets available for benefits   $ 56,669,847     26,224,737
                                      ==========     ==========





                                                             Fidelity
                                            Merganser       Investment
                                           Conservative        Grade
                                            Bond Fund        Bond Fund
                                            ----------      ----------
Assets:
Investments                                 49,416,913       8,908,543
Receivables:
   Accrued interest and dividends              558,293           -
   Due from investments sold                   191,503           -
                                            ----------      ----------
          Total receivables                    749,796           -
                                            ----------      ----------
          Total assets                      50,166,709       8,908,543
                                            ----------      ----------

Liabilities:
Administrative fees payable                      -               -
Income distribution payable                      -               -
Payable for investments purchased                (283)           -
                                            ----------      ----------
           Total liabilities                     (283)           -
                                            ----------      ----------
 Net assets available for benefits          50,166,992       8,908,543
                                            ==========      ==========





                                                            Fidelity
                                                            Growth &
                                      Mellon/Merganser      Income
                                       Balanced Fund        Portfolio
                                          ----------        ----------
Assets:
Investments                               35,344,701        40,990,730
Receivables:
   Accrued interest and dividends            194,446              -
   Due from investments sold                  10,349              -
                                          ----------        ----------
          Total receivables                  204,795              -
                                          ----------        ----------
          Total assets                    35,549,496        40,990,730
                                          ----------        ----------

Liabilities:
Administrative fees payable                     -                 -
Income distribution payable                     -                 -
Payable for investments purchased             (1,107)             -
                                          ----------        ----------
           Total liabilities                  (1,107)             -
                                          ----------        ----------
 Net assets available for benefits        35,550,603        40,990,730
                                          ==========        ==========





                                         Fidelity           Mellon
                                         Puritan(R)         Common
                                           Fund           Stock Fund
                                         ----------       ----------

Assets:
Investments                              31,292,301       30,705,180
Receivables:
   Accrued interest and dividends             -                1,185
   Due from investments sold                  -                -
                                         ----------        ----------
          Total receivables                   -                1,185
                                         ----------        ----------
          Total assets                   31,292,301        30,706,365
                                         ----------        ----------

Liabilities:
Administrative fees payable                   -                -
Income distribution payable                   -                -
Payable for investments purchased             -                 (632)
                                         ----------        ----------
           Total liabilities                  -                 (632)
                                         ----------        ----------
 Net assets available for benefits      31,292,301         30,706,997
                                        ==========         ==========





                                           Fidelity
                                           Blue Chip
                                            Growth
                                             Fund
                                           ----------
Assets:
Investments                                45,293,675
Receivables:
   Accrued interest and dividends               -
   Due from investments sold                    -
                                           ----------
          Total receivables                     -
                                           ----------
          Total assets                     45,293,675
                                           ----------

Liabilities:
Administrative fees payable                    -
Income distribution payable                    -
Payable for investments purchased              -
                                           ----------
           Total liabilities                   -
                                           ----------
 Net assets available for benefits         45,293,675
                                           ==========



     (Continued)

                   POLAROID PROFIT SHARING RETIREMENT PLAN

                      Notes to Financial Statements


(8)  Net Assets Available for Benefits by Fund as of
        December  1, 1996 (continued):

                                                        Fidelity
                                     Fidelity           Magellan(R)
                                    Contrafund             Fund
                                    ----------          ----------
Assets:
Investments                         47,035,438          27,855,305
Receivables:
   Accrued interest and dividends        -                   -
   Due from investments sold             -                   -
                                    ----------          ----------
          Total receivables              -                   -
                                    ----------          ----------
          Total assets              47,035,438          27,855,305
                                    ----------          ----------

Liabilities:
Administrative fees payable              -                   -
Income distribution payable              -                   -
Payable for investments purchased        -                   -
                                    ----------          ----------
           Total liabilities             -                   -
                                    ----------          ----------
 Net assets available for benefits  47,035,438          27,855,305
                                    ==========          ==========





                                       Fidelity
                                     International          Fidelity
                                        Growth &            Overseas
                                      Income Fund              Fund
                                       ----------           ---------
Assets:
Investments                             5,942,183            8,922,167
Receivables:
   Accrued interest and dividends           -                    -
   Due from investments sold                -                    -
                                       ----------           ----------
          Total receivables                 -                    -
                                       ----------           ----------
          Total assets                  5,942,183            8,922,167
                                       ----------           ----------

Liabilities:
Administrative fees payable                 -                    -
Income distribution payable                 -                    -
Payable for investments purchased           -                    -
                                      ----------            ----------
           Total liabilities                -                    -
                                      ----------            ----------
 Net assets available for benefits     5,942,183            8,922,167
                                      ==========            ==========





                                     Mellon                Fidelity
                                  Asset Managed              Asset
                                     Fund                ManagerTM
                                    ----------           ----------
Assets:
Investments                         85,399,958           14,421,624
Receivables:
   Accrued interest and dividends        3,076                -
   Due from investments sold             -                    -
                                    ----------           ----------
          Total receivables             3,076                -
                                    ----------           ----------
          Total assets              85,403,034           14,421,624
                                    ----------           ----------

Liabilities:
Administrative fees payable                 (4)               -
Income distribution payable              -                    -
Payable for investments purchased       (2,810)               -
                                    ----------           ----------
           Total liabilities            (2,814)               -
                                    ----------           ----------
 Net assets available for benefits  85,405,848           14,421,624
                                    ==========           ==========





                                         Polaroid         Participant
                                       Stock Fund          Loan Fund
                                        ----------        ----------
Assets:
Investments                             13,006,953        11,534,698
Receivables:
   Accrued interest and dividends              274             -
   Due from investments sold               (10,940)            -
                                        ----------        ----------
          Total receivables                (10,666)            -
                                        ----------        ----------
          Total assets                  12,996,287        11,534,698
                                        ----------        ----------

Liabilities:
Administrative fees payable                  -                 -
Income distribution payable                  -                 -
Payable for investments purchased            -                 -
                                        ----------        ----------
           Total liabilities                 -                 -
                                        ----------        ----------
 Net assets available for benefits      12,996,287        11,534,698
                                        ==========        ==========





                                                Total
                                             -----------

Assets:
Investments                                  539,321,614
Receivables:
   Accrued interest and dividends              1,148,251
   Due from investments sold                     427,639
                                             -----------
          Total receivables                    1,575,890
                                             -----------
          Total assets                       540,897,504
                                             -----------

Liabilities:
Administrative fees payable                      195,917
Income distribution payable                      284,977
Payable for investments purchased                498,635
                                             -----------
           Total liabilities                     979,529
                                             -----------
 Net assets available for benefits           539,917,975
                                             ===========

POLAROID PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements


(9) Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1996:

                                                         Fidelity
                                         Merganser      Retirement
                                       Money Market       Money Market
                                          Fund           Portfolio
                                       ---------         ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $1,071,126           633,707
    Employee voluntary contributions       -                39,373
    Rollover contributions                 -                 5,248
                                       ---------         ---------
Total contributions                    1,071,126           678,328


Investment income:
  Dividends                            2,508,257         1,292,117
  Interest                             2,860,884             -
  Net appreciation (depreciation) in
    fair market value of investments      (7,729)            2,166
                                       ---------         ---------

    Total investment income (loss)     5,361,412         1,294,283
                                       ---------         ---------

    Total additions                    6,432,538         1,972,611
                                       ---------         ---------

Deductions from net assets attributed to:
  Benefit payments                    10,597,284         6,663,831
  Administrative fees                    132,263             1,560
                                       ---------         ---------
    Total deductions                  10,729,547         6,665,391
                                       ---------         ---------

Net increase (decrease) before
  interfund transfers                 (4,297,009)       (4,692,780)

  Loans issued                          (588,667)         (292,242)
  Loans repaid                           787,104           513,082
  Exchanges in                        35,356,054        16,851,364
  Exchanges out                      (26,981,328)      (12,864,867)
                                       ---------         ---------
     Net transfers                     8,573,163         4,207,337
                                       ---------         ---------

Net increase (decrease)                4,276,154          (485,443)


Net assets available for benefits:
  Beginning of year                   52,393,693        26,710,180
                                       ---------         ---------
  End of year                       $ 56,669,847        26,224,737
                                      ==========        ==========



                                                       Fidelity
                                       Merganser     Investment
                                     Conservative       Grade
                                       Bond Fund       Bond Fund
                                       ---------     ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $ 993,036        276,014
    Employee voluntary contributions      -             15,600
    Rollover contributions                -             28,234
                                      ---------      ---------
Total contributions                     993,036        319,848


Investment income:
  Dividends                              12,596        637,155
  Interest                            3,418,626            -
  Net appreciation (depreciation) in
    fair market value of investments   (692,997)      (412,567)
                                      ---------      ---------

    Total investment income (loss)    2,738,225        224,588
                                      ---------      ---------
    Total additions                   3,731,261        544,436
                                      ---------      ---------

Deductions from net assets attributed to:
  Benefit payments                    6,945,827        917,569
  Administrative fees                   109,427          1,227
                                      ---------      ---------
    Total deductions                  7,055,254        918,796
                                      ---------      ---------

Net increase (decrease) before
  interfund transfers                (3,323,993)      (374,360)

  Loans issued                         (450,148)       (87,333)
  Loans repaid                          380,835         89,643
  Exchanges in                        2,443,536      2,188,598
  Exchanges out                      (6,037,550)    (3,437,858)
                                      ---------      ---------
     Net transfers                   (3,663,327)    (1,246,950)
                                      ---------      ---------

Net increase (decrease)              (6,987,320)    (1,621,310)


Net assets available for benefits:
  Beginning of year                  57,154,312     10,529,853
                                      ---------      ---------
  End of year                     $  50,166,992      8,908,543
                                     ==========     ==========



                                                            Fidelity
                                                            Growth &
                                       Mellon/Merganser      Income
                                        Balanced Fund       Portfolio
                                          ---------        ---------

Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions        $  769,184        1,238,491
    Employee voluntary contributions           -              38,453
    Rollover contributions                     -             120,794
                                          ---------        ---------
Total contributions                         769,184        1,397,738


Investment income:
  Dividends                                 474,022        2,027,869
  Interest                                1,171,126             -
  Net appreciation (depreciation) in
    fair market value of investments      3,400,711        4,545,082
                                          ---------        ---------

    Total investment income (loss)        5,045,859        6,572,951
                                          ---------        ---------
    Total additions                       5,815,043        7,970,689
                                          ---------        ---------


Deductions from net assets attributed to:
  Benefit payments                        4,280,368        5,646,563
  Administrative fees                        62,466            2,403
                                          ---------        ---------
    Total deductions                      4,342,834        5,648,966
                                          ---------        ---------

Net increase (decrease) before
  interfund transfers                     1,472,209        2,321,723

  Loans issued                             (404,438)        (399,334)
  Loans repaid                              240,733          329,529
  Exchanges in                            1,171,366       20,559,384
  Exchanges out                          (2,477,688)     (10,164,764)
                                          ---------        ---------
     Net transfers                       (1,470,027)      10,324,815
                                          ---------       ----------

Net increase (decrease)                       2,182       12,646,538


Net assets available for benefits:
  Beginning of year                      35,548,421       28,344,192
                                          ---------        ---------
  End of year                         $  35,550,603       40,990,730
                                         ==========       ==========



                                           Fidelity          Mellon
                                           Puritan(R)        Common
                                            Fund           Stock Fund
                                         ---------         ---------

Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $  1,040,934           784,043
    Employee voluntary contributions        29,012              -
    Rollover contributions                  16,466              -
                                         ---------         ---------
Total contributions                      1,086,412           784,043


Investment income:
  Dividends                              3,670,687           655,149
  Interest                                    -               41,556
  Net appreciation (depreciation) in
    fair market value of investments       642,573         4,921,127
                                         ---------         ---------

    Total investment income (loss)       4,313,260         5,617,832
                                         ---------         ---------

    Total additions                      5,399,672         6,401,875
                                         ---------         ---------


Deductions from net assets attributed to:
  Benefit payments                       3,939,052         2,712,122
  Administrative fees                       17,922            20,520
                                         ---------         ---------
    Total deductions                     3,956,974         2,732,642


Net increase (decrease) before
  interfund transfers                    1,442,698         3,669,233

  Loans issued                            (240,805)         (340,248)
  Loans repaid                             333,170           257,088
  Exchanges in                           4,721,667         7,454,280
  Exchanges out                         (5,824,809)        5,422,917)
                                         ---------         ---------
     Net transfers                      (1,010,777)        1,948,203
                                         ---------         ---------

Net increase (decrease)                    431,921         5,617,436


Net assets available for benefits:
  Beginning of year                     30,860,380         25,089,561
                                         ---------          ---------
  End of year                         $ 31,292,301         30,706,997
                                        ==========         ==========



                                          Fidelity
                                          Blue Chip
                                           Growth
                                            Fund

Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $  2,053,392
    Employee voluntary contributions        45,632
    Rollover contributions                  46,890
                                        ----------
Total contributions                      2,145,914


Investment income:
  Dividends                              3,424,246
  Interest                                    -
  Net appreciation (depreciation) in
    fair market value of investments     3,041,296
                                        ----------

    Total investment income (loss)       6,465,542
                                        ----------
    Total additions                      8,611,456
                                        ----------

Deductions from net assets attributed to:
  Benefit payments                       6,108,855
  Administrative fees                        1,890
                                        ----------
    Total deductions                     6,110,745


Net increase (decrease) before
  interfund transfers                    2,500,711

  Loans issued                            (741,392)
  Loans repaid                             627,009
  Exchanges in                           4,524,502
  Exchanges out                        (12,342,022)
                                        ----------
     Net transfers                      (7,931,903)
                                        ----------

Net increase (decrease)                 (5,431,192)


Net assets available for benefits:
  Beginning of year                     50,724,867
                                        ----------
  End of year                         $ 45,293,675
                                        ==========



(Continued)

(9)   Changes in Net Assets Available for
      Benefits by Fund for the Year Ended
      December 31, 1996 (continued):
                                                              Fidelity
                                           Fidelity           Magellan(R)
                                          Contrafund           Fund
                                            ---------         ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions       $  1,776,629          1,600,918
    Employee voluntary contributions          35,025             38,718
    Rollover contributions                    91,443            103,463
                                            ---------         ---------
Total contributions                        1,903,097          1,743,099


Investment income:
  Dividends                                3,908,275          5,182,959
  Interest                                      -                  -
  Net appreciation (depreciation) in
    fair market value of investments       4,565,029         (1,996,249)
                                           ---------        ---------


    Total investment income (loss)         8,473,304          3,186,710
                                           ---------        ---------
    Total additions                       10,376,401          4,929,809
                                           ---------        ---------


Deductions from net assets attributed to:
  Benefit payments                         6,614,744          3,925,037
  Administrative fees                          6,953             13,452
                                           ---------        ---------
    Total deductions                       6,621,697          3,938,489
                                           ---------        ---------

Net increase (decrease) before
  interfund transfers                      3,754,704            991,320

  Loans issued                              (455,054)          (504,319)
  Loans repaid                               439,866            454,723
  Exchanges in                            27,629,156          2,975,656
  Exchanges out                          (20,530,560)       (11,111,537)
                                           ---------        ---------
     Net transfers                         7,083,408         (8,185,477)
                                           ---------        ---------

Net increase (decrease)                   10,838,112         (7,194,157)


Net assets available for benefits:
  Beginning of year                       36,197,326          35,049,462
                                          ----------         ---------

  End of year                         $  47,035,438          27,855,305
                                          ==========        ==========



                                       Fidelity
                                      International         Fidelity
                                       Growth &             Overseas
                                       Income Fund            Fund
                                       ---------          ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $  303,092            503,852
    Employee voluntary contributions      17,218             14,345
    Rollover contributions                26,410             56,536
                                       ---------          ---------
Total contributions                      346,720            574,733


Investment income:
  Dividends                              195,707            553,310
  Interest                                  -                  -
  Net appreciation (depreciation) in
    fair market value of investments     510,616            493,193
                                       ---------          ---------

    Total investment income (loss)       706,323          1,046,503
                                       ---------          ---------
    Total additions                    1,053,043          1,621,236
                                       ---------          ---------

Deductions from net assets attributed to:
  Benefit payments                       987,422            988,601
  Administrative fees                        209                766
                                       ---------          ---------
    Total deductions                     987,631            989,367
                                       ---------          ---------

Net increase (decrease) before
  interfund transfers                     65,412            631,869

  Loans issued                           (61,927)          (143,851)
  Loans repaid                            83,248            118,568
  Exchanges in                         1,493,882          3,633,450
  Exchanges out                       (1,494,113)        (2,613,858)
                                       ---------          ---------
     Net transfers                        21,090            994,309
                                       ---------          ---------

Net increase (decrease)                   86,502          1,626,178


Net assets available for benefits:
  Beginning of year                    5,855,681          7,295,989
                                       ---------          ---------
  End of year                       $  5,942,183          8,922,167
                                       ==========        ==========



                                        Mellon             Fidelity
                                      Asset Managed         Asset
                                           Fund            Manager TM
                                        ---------         ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $  2,040,443          547,332
    Employee voluntary contributions          -              16,461
    Rollover contributions                    -              28,951
                                        ---------         ---------
Total contributions                      2,040,443          592,744


Investment income:
  Dividends                              3,353,242        1,176,218
  Interest                                  39,086             -
  Net appreciation (depreciation) in
    fair market value of investments     9,400,872          609,211
                                        ---------         ---------

    Total investment income (loss)      12,793,200        1,785,429
                                        ---------         ---------
    Total additions                     14,833,643        2,378,173
                                        ---------         ---------

Deductions from net assets attributed to:
  Benefit payments                       9,941,335        1,972,389
  Administrative fees                      488,919              479
                                        ---------         ---------
    Total deductions                    10,430,254        1,972,868
                                        ---------         ---------

Net increase (decrease) before
  interfund transfers                    4,403,389          403,305

  Loans issued                            (787,701)        (202,213)
  Loans repaid                             703,665          212,596
  Exchanges in                           5,968,702          826,442
  Exchanges out                        (11,650,891)      (4,465,863)
                                        ---------         ---------
     Net transfers                      (5,766,225)      (3,629,038)
                                        ---------         ---------

Net increase (decrease)                 (1,362,836)      (3,223,733)


Net assets available for benefits:
  Beginning of year                      86,768,684      17,645,357
                                        ---------         ---------
  End of year                         $  85,405,848      14,421,624
                                         ==========      ==========



                                                        Participant
                                          Polaroid           Loan
                                        Stock Fund            Fund
                                         ---------         ---------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $     -                    -
    Employee voluntary contributions        -                    -
    Rollover contributions                  -                    -
                                       ---------           ---------
Total contributions                         -                    -


Investment income:
  Dividends                              187,439                -
  Interest                                 2,583             952,672
  Net appreciation (depreciation) in
    fair market value of investments  (1,291,484)                -
                                       ---------           ---------
    Total investment income (loss)    (1,101,462)            952,672
                                       ---------           ---------
    Total additions                   (1,101,462)            952,672
                                       ---------           ---------

Deductions from net assets attributed to:
  Benefit payments                    1,431,319            1,097,326
  Administrative fees                      -                    -
                                       ---------           ---------
    Total deductions                  1,431,319            1,097,326
                                       ---------           ---------

Net increase (decrease) before
  interfund transfers                (2,532,781)            (144,654)

  Loans issued                             -               5,699,672
  Loans repaid                             -              (5,570,859)
  Exchanges in                             -                    -
  Exchanges out                        (377,414)                -
                                       ---------           ---------
     Net transfers                     (377,414)             128,813
                                       ---------           ---------

Net increase (decrease)              (2,910,195)             (15,841)


Net assets available for benefits:
  Beginning of year                  15,902,700            11,554,321
                                       ---------           ---------
  End of year                     $  12,992,505            11,538,480
                                     ==========            ==========



                                            Total
                                         ----------
Additions to net assets attributed to:
  Contributions:
    Employee 401(k) contributions     $  15,632,193
    Employee voluntary contributions        289,837
    Rollover contributions                  524,435
                                         ----------
Total contributions                      16,446,465


Investment income:
  Dividends                              29,259,248
  Interest                                8,486,533
  Net appreciation (depreciation) in
    fair market value of investments     27,730,850
                                         ----------

    Total investment income (loss)       65,476,631
                                         ----------
    Total additions                      81,923,096
                                         ----------

Deductions from net assets attributed to:
  Benefit payments                       74,769,644
  Administrative fees                       860,456
                                         ----------
    Total deductions                     75,630,100
                                         ----------

Net increase (decrease) before
  interfund transfers                     6,292,996

  Loans issued                               -
  Loans repaid                               -
  Exchanges in                          137,798,039
  Exchanges out                        (137,798,039)
                                         ----------
     Net transfers                           -
                                         ----------

Net increase (decrease)                   6,292,996


Net assets available for benefits:
  Beginning of year                     533,624,979
                                         ----------
  End of year                         $ 539,917,975
                                         ==========

POLAROID PROFIT SHARING RETIREMENT PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1996


     Issuer            Rate    Maturity  Par/Shares     Cost    Fair Value
---------------------  ------  --------  ----------  ---------  ----------
U.S. GOVERNMENT AND
  AGENCY OBLIGATIONS:

 FHLMC Group #87-0069  8.000%  04/01/08    614,626   $ 646,894   $626,259
 FHLMC Group #16-1056  9.250%  09/01/08      7,127       6,944      7,550
 FHLMC Group #85-0082  9.000%  10/01/05  1,485,542   1,590,459  1,540,974
 FHLMC Group #54-4327  7.000%  05/01/06    189,891     195,587    188,661
 FNMA Pool #0025278    8.250%  07/01/97     14,473      14,880     14,799
 FNMA Pool #0028928    5.250%  12/01/98    155,136     155,911    151,505
 FNMA Pool #0049622    6.000%  07/01/14    690,101     703,903    672,877
 FNMA Pool #0107048    7.500%  08/01/04  1,021,556   1,066,249  1,021,901
 FNMA Pool #0173835    6.500%  11/01/02    357,322     366,478    350,885
 GNMA Pool #0024840    8.250%  05/15/08     55,160      51,955     56,625
 Guaranteed Expt Trust 5.200%  10/15/04    711,111     711,111    680,371
 Guaranteed Expt Trust 8.187%  12/15/04  2,193,338   2,265,649  2,330,140
 Resolution Trust
      Corp 92-15 CLAI  6.730%  07/25/27    360,592     360,310    358,562
                                                     ---------  ---------
  Total U.S. Government
    and Agency Obligations                           8,136,330  8,001,109
                                                     ---------  ---------


CERTIFICATES OF DEPOSIT:

 Potomac Electric Power 6.720% 05/26/97    500,000     500,753    500,753
                                                     ---------  ---------
     Total Certificates of Deposit                     500,753    500,753


SHORT-TERM CORPORATE DEBT:

 African Dev Bank      10.000% 11/01/97    500,000     516,382     516,382
 Associates Corporation
       North America   6.750%  07/15/97    752,000     755,588     755,588
 BBL  North America       -    01/07/97    445,000     444,594     444,594
 Bank of Montreal Discount -   01/10/97  3,000,000   2,995,762   2,995,762
 Bell South Telecom Discount - 01/14/97  1,000,000     997,906     997,906
 CFAC Grantor          9.400%  03/15/97    527,035     545,967     537,484
 CFAC Grantor          6.450%  12/15/97    525,975     530,002     526,667
 CFC Grantor Tr 11
           Asset Bckd  8.900%  08/15/97    250,762     268,002     253,810
 Capital Hldg Corp     9.790%  10/06/97    750,000     771,241     771,241
 Cargill Inc Disc    Variable  01/17/97    500,000     498,722     498,722
 Caterpillar Finl Mtn  7.850%  02/23/97  1,300,000   1,302,169   1,302,169
 Central Ill Lt Co Disc  -     01/30/97  1,300,000   1,293,988   1,293,988
 Chubb Cap Corp Disc     -     01/06/97  2,500,000   2,498,108   2,498,108
 Ciesco                  -     01/16/97    554,000     552,661     552,661
 Commercial Cr Group   8.125%  03/01/97  1,000,000   1,003,688   1,003,688
 COOP Assn Tractor Disc  -     01/31/97  2,000,000   1,990,417   1,990,417
 Corporate Ast Fdg Disc  -     01/10/97  1,670,000   1,667,654   1,667,654
 Ford Motor Co.        5.200%  01/01/97    500,000     500,000     500,000
 General Electric Cap Disc -   01/27/97    500,000     498,361     498,361
 General Electric Cap Disc -   01/02/97  1,100,000   1,099,832   1,099,832
 General Electric Cap Disc -   01/03/97    550,000     549,832     549,832
 General Electric Cap
     Corp. Amort Note  6.200%  03/15/97    660,600     652,601     667,513


See accompanying auditors' report.
(Continued)

POLAROID PROFIT SHARING RETIREMENT PLAN

Item 27a - Schedule of Assets Held for Investment  Purposes (Continued)


     Issuer            Rate    Maturity  Par/Shares     Cost    Fair Value
---------------------  ------  --------  ----------  ---------  ----------

 Heinz H J Co Disc        -    01/13/97     910,000  $ 908,347  $  908,347
 Hitachi America Ltd Disc -    02/25/97   1,500,000  1,487,281   1,487,281
 Hitachi Cr America Disc  -    01/16/97   1,000,000    997,625     997,625
 IMI Fed Corp USA Disc    -    01/16/97   1,000,000    997,654     997,654
 International Lease
             Fin Corp  5.500%  03/03/97     500,000    499,735     499,735
 International Lease
             Fin Corp  8.060%  01/15/97     500,000    500,414     500,414
 International Lease
             Fin Corp  5.500%  04/01/97     300,000    299,757     299,757
 KFW International
          Fin Inc Disc  -      01/10/97   2,400,000  2,396,610   2,396,610
 Korea Dev Bank Disc    -      01/23/97     713,000    710,603     710,603
 Korea Dev Bank Disc    -      02/13/97     916,000    909,435     909,435
 Korea Dev Bank
          Mtn TR00027  7.940%  03/25/97   1,100,000  1,105,552   1,105,552
 La Caisse Central Disc -      01/13/97   3,850,000  3,839,887   3,839,887
 Lehman Bros Inc
         Sr Sub Notes  7.000%  05/15/97   1,000,000  1,005,000   1,003,860
 Lucent Tech Inc Disc   -      01/17/97   1,000,000    997,444     997,444
 Merrill Lynch Co Disc  -      01/17/97   1,100,000  1,097,189   1,097,189
 Merrill Lynch Co Disc  -      01/07/97     930,000    929,151     929,151
 Merrill Lynch & Co
          Inc Sr Note  7.250%  05/15/97     505,000    507,732     507,732
 National Westmster
             Bank Disc  -      01/16/97     700,000    698,337     698,337
 New Zealand Government
               of Disc  -      02/19/97   2,380,000  2,361,373   2,361,373
 Norwest Financial     6.000%  08/15/97   ,2000,000  1,977,290   2,003,860
 Otter Tail Pwr Co Disc  -     01/08/97   1,561,000  1,559,164   1,559,164
 Rabobank Nederland
        Med Dep Notes  6.625%  05/26/97   1,000,000  1,014,661   1,014,661
 St Michael Financial Disc  -  02/05/97   2,000,000  1,988,722   1,988,722
 St Paul Cos Inc Note  9.375%  06/15/97     400,000    406,456     406,456
 Smith Barney Hldgs
         Inc New Note  6.000%  03/15/97  1,600,000   1,600,310   1,600,310
 Sweden Kingdom Disc    -      02/03/97    500,000     497,479     497,479
 UBS Fin Del Inc Disc   -      01/09/97    600,000     599,200     599,200
 Bank Tokyo Disc        -      03/17/97  1,000,000     988,042     988,041
 Sanwa Bank Ltd Disc    -      01/16/97  1,750,000   1,745,837   1,745,837
 Bank Tokyo IB Note    5.680%  02/12/97  1,000,000     999,885     999,885
                                                    ----------  ----------
    Total Short-Term Corporate Debt                 57,559,649  57,573,980

LONG-TERM CORPORATE DEBT:
 European Coal & Steel 5.330%  01/14/98  1,500,000   1,389,750   1,493,970
 American Re Corp
          Sr Sub Deb  10.875%  09/15/04  1,250,000   1,349,152   1,349,152
 Associates Corp
             Sr 00119  8.180%  02/15/05  1,000,000   1,051,250   1,076,250
 Associates Corp NA
             Sr 00242  5.990%  12/15/00  3,000,000   3,003,720   2,947,500
 Case Equip Ln Tr
             94-C A-2  8.100%  06/15/01    931,064     927,136     946,852
 ChaseCredit Card Master
           Tr 96-3CLA  7.090%  02/15/09  1,000,000     999,844   1,025,342
 Chevy Chase Auto
              Rectr-1  6.000%  12/15/01  1,373,086   1,372,657   1,375,309
 College & University
               Fac Ln  4.000%  06/01/99    197,569     189,574     196,202
 Daiwa Mortgage Acceptance
          Corporation  7.875%  10/25/19    111,958     113,085     111,949
 Deutsche Bank Finl
               Bk GTD  6.700%  12/13/06  1,000,000     996,910     981,250
 Discover Card Corp
               Ser II  9.000%  04/01/98    900,000     933,939     932,625
 First Security
              Tr 95-A  6.250%  01/15/01  1,156,414   1,155,872   1,161,871
 Fleet Financial Home
      Equity Tr 91-1A  8.450%  04/17/06    330,469     347,405     335,954
 Fleet Financial Home
      Equity 90-1 A-1  6.700%  01/16/06    661,878     672,820     661,922


See accompanying auditors' report.
(Continued)

POLAROID PROFIT SHARING RETIREMENT PLAN

     Issuer            Rate    Maturity  Par/Shares     Cost    Fair Value
---------------------  ------  --------  ----------  ---------  ----------

 Ford Motor Company
               1992-A  6.875%  01/15/99   2,400,000 $2,400,980  $2,400,980
 Ford Motor Company
             Tr 00612  5.990%  02/27/01   2,000,000  1,954,480   1,952,500
 Ford Motor Company
             Tr 00613  6.620%  02/27/06   1,000,000    949,850     972,500
 GE Home Equity Loan A/B
             CTF 91-1  7.200%  09/15/11     577,684    595,014     581,547
 Mid-St Trust II Mortgage
       Backed NT C-A3  9.350%  04/01/98   1,680,000  1,732,956   1,714,944
 Mobil Oil Corporation
                 ESOP  9.170%  02/29/00     519,500    554,700     542,228
 Nationsbank Corp Sub
                Notes  7.750%  08/15/15     500,000    527,812     515,625
 Navistar Financial
          95-A CL A-2  6.550%  11/20/01   1,488,680  1,487,983   1,500,595
 Pemex Expt Grantor Tr
             Ser 95-A  7.660%  08/15/01   2,274,906  2,267,581   2,349,234
 Quebec Province
               Canada  8.690%  02/22/01   2,900,000  3,205,834   3,110,250
 SPNB Home Equity
         LnCtf 91-2-A  8.100%  06/15/20     212,857    219,315     213,480
 Salomon Inc Mtn
             Sr 00070  6.625%  11/30/00   2,500,000  2,499,500   2,484,375
 Shawmut National
           Remic 92-A  6.400%  09/15/06      32,032     32,014      32,062
 Standared Credit Card
               1994-1  4.650%  03/07/99     500,000    498,653     498,653
 Standard Credit Card
               1990-3  9.500%  07/10/98     500,000    506,341     506,341
 Swiss Banks Corp-NY
            Sub Notes  7.250%  09/01/06   1,000,000    996,480   1,023,750
 Travelers Mtg Sec Ser
            84-1 2-2  12.000%  03/01/14     604,577    685,250     670,970
 US Home Equity Loan
           Ctf 91-2-A  8.500%  04/15/21     174,605    183,035     177,215
 Yamaha Mtr Trd 1996-1 6.200%  05/15/03   3,000,000  2,992,500   2,970,320
                                                    ----------  ----------
   Total Long-Term Corporate Debt                   49,477,200  49,656,651


POLAROID CORPORATION COMMON STOCK:
  Polaroid Corporation*                     297,256  9,698,336  12,930,636

PARTICIPANT LOANS:
  1,817 outstanding loans
      (interest rate 8.25%-8.5%)*        11,534,698  11,534,698  11,534,698

OTHER INVESTMENTS:
 Israel State Notes    6.375%  12/15/05     700,000    675,290     661,500
 Koreas Dev Bank Notes 6.250%  05/01/00   2,500,000  2,502,000   2,478,125
 Midland Bank Plc
              Shelf 1  7.625%  06/15/06   1,000,000    997,620   1,035,000
 Texas Agriculture Tax
             Cp Notes  5.460%  01/16/97   1,000,000    997,725     997,725
                                                    ----------  ----------
    Total Other Investments                          5,172,635   5,172,350

POOLED FUNDS:
 The Boston Company Daily
                 Liquidity Fund*          3,208,037  3,208,037   3,208,037
 Mellon Temporary Investment Fund*              249        249         249
 Mellon Daily Opening Stock Index Fund* 267,770 32,156,419 48,689,801 Mellon Daily Opening Asset
                    Allocation Fund*        598,349 61,567,735  85,166,644
                                                    ----------  ----------
   Total Pooled Funds                               96,932,440 137,064,731

MUTUAL FUNDS:
 Fidelity International
              Growth & Income Fund*        303,948   5,373,010   5,942,185
 Fidelity Asset ManagerTM*                  875,630  12,935,736  14,421,625
 Fidelity Contrafund*                    1,115,906  38,807,285  47,035,438
 Fidelity Investment Grade Bond Fund*    1,251,200   8,867,323   8,908,543
 Fidelity Magellanr Fund*                  345,385  26,006,733  27,855,305
 Fidelity Retirement Money
               Market Portfolio*        26,224,737  26,224,737  26,224,737
 Fidelity Overseas Fund*                   289,305   8,432,059   8,922,167
 Fidelity Puritanr Fund*                 1,815,099  28,506,742  31,292,301
 Fidelity Growth & Income Portfolio*     1,333,899  33,527,966  40,990,730
 Fidelity Blue Chip Growth Fund*         1,385,551  37,829,007  45,293,675
                                                -------------  ------------
    Total Mutual Funds                             226,510,598 256,886,706
                                                -------------  ------------
   Total Assets Held for Investment Purposes    $ 465,522,639  $539,321,614
                                                ============== ============

See accompanying auditors' report.

*Party-in-interest


                    POLAROID PROFIT SHARING RETIREMENT PLAN

                 Item 27d - Schedule of Reportable Transactions

                        Year Ended December 31, 1996



                                                                                           (f) Current Value
(a) Identity of          (b) Description       (c) Purchase   (d) Selling  (e) Cost of     of Asset on        (g) Net Gain
Party Involved               of Asset              Price          Price        Asset       Transaction Date    or (Loss)
---------------------    ----------------      --------------  ------------   -----------   ----------------  -----------

Mellon Trust*            Daily Liquidity Fund   $ 447,472,132                  447,472,132   447,472,132
Mellon Trust*            Daily Liquidity Fund                    449,783,409   449,783,409   449,783,409           -

Fidelity Investments*    Fidelity Puritanr Fund     9,812,058                    9,812,058     9,812,058
                                                                  10,022,588     9,233,437    10,022,588      789,151

Fidelity Investments*    Fidelity Magellanr Fund   10,371,398                   10,371,398     10,371,398
                                                                 15,554,346     15,129,780     15,554,346      424,566

Fidelity Investments*    Fidelity Contrafund       33,890,536                   33,890,536     33,890,536
                                                                 27,607,311     29,051,696     27,607,311   (1,555,615)

Fidelity Investments*    Fidelity Investment Grade  3,235,243                    3,235,243      3,235,243
                                 Bond Fund                        4,457,065      4,463,871      4,457,065       (6,806)

Fidelity Investments*    Fidelity Growth & Income  24,314,520                   24,314,520     24,314,520
                                  Portfolio                      16,219,722     14,620,835     16,219,722    1,598,887

Fidelity Investments*    Fidelity Overseas Fund     4,880,06                     4,880,062      4,880,062
                                                                  3,753,908      3,604,345      3,753,908      149,563

Fidelity Investments*    Fidelity International    2,119,557                     2,119,557      2,119,557
                          Growth & Income Fund                    2,545,274      2,430,857      2,545,274      114,417

Fidelity Investments*    Fidelity Blue Chip       10,736,453                    10,736,453     10,736,453
                             Growth Fund                         19,194,158     17,179,806     19,194,158    2,014,352

Fidelity Investments*    Fidelity Asset Manager    2,807,998                     2,807,998      2,807,998
                                                                  6,668,199      6,076,691      6,668,199      591,508

Fidelity Investments*    Fidelity Retirement      19,337,053                    19,337,053     19,337,053
                         Money Market Portfolio                  19,822,497     19,822,497     19,822,497         -



  *Denotes party-in-interest


See accompanying auditors' report.